UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49342

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/2021____ AND ENDING ____12/31/2021____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Trident Partners LTD_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____181 Crossways Park Drive_____
                                              (No. and Street)

_____Woodbury_____NY_____11797_____
                (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_Michelle Cerini_____516-681-9100_____mcerini@tridentpartnersltd.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Rubio CPA, PC_____
                         (Name – if individual, state last, first, and middle name)

_2727 Paces Ferry Road SE, Ste 2-1680   Atlanta_____GA_____30339_____
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Michelle Cerini, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trident Partners LTD, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KENNETH R. SHAW
Notary Public - State of Florida
Commission # GG 938511
My Comm. Expires Jan 5, 2024

Signature: [signature]

Title: FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRIDENT PARTNERS, LTD.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Trident Partners, LTD.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trident Partners, LTD. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

February 24, 2022
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

TRIDENT PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	327,613
Deposit with clearing broker		75,000
Due from clearing broker		474,838
Accounts receivable		11,160
Prepaid expenses		37,112
Right of use asset		186,164
Total assets	$	1,111,887

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses, and other	$	61,797
Commissions payable		286,310
Refundable deposit		25,000
Due to related party		12,671
Lease liability		186,164
Total liabilities		571,942

Stockholder's equity

Capital stock, no par, assigned value of $1,500; 200 shares authorized; 10 shares issued and outstanding		15,000
Paid-in capital		1,388,148
Retained earnings (deficit)		(863,203)
Total stockholder's equity		539,945
Total liabilities and stockholder's equity	$	1,111,887


TRIDENT PARTNERS, LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021


REVENUES

Commissions	$	5,626,568
Underwriting		1,203,032
Mutual fund fees		190,601
Interest		257,133
Forgiveness of Paycheck Protection Program loan		157,500
TOTAL REVENUES		7,434,834

EXPENSES

Commissions, compensation and benefits	5,856,809
Floor brokerage, exchange, and clearance fees	391,353
Technology and communications	230,197
Occupancy	130,636
Other	367,791
TOTAL EXPENSES	6,976,786
NET INCOME BEFORE INCOME TAXES	458,048
INCOME TAXES	-
NET INCOME	$ 458,048


TRIDENT PARTNERS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021


Cash flows from operating activites

Net Income	$	458,048
Items which do not affect cash:		
Forgiveness of Paycheck Protection Program loan		(157,500)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
Due from clearing broker		23,826
Accounts receivable		(699)
Prepaid expenses		(465)
Right of use asset		84,274
Accounts payable, accrued expenses, and other		8,651
Commissions payable		(94,599)
Due to related party		12,671
Lease liability		(84,274)
Total Adjustments		(50,615)
Net cash provided by operating activities		249,933
NET CHANGE IN CASH		249,933
CASH - BEGINNING		77,680
CASH - END	$	327,613


See notes to financial statements

4


TRIDENT PARTNERS, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

	COMMON STOCK	PAID - IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 15,000	$ 1,388,148	$ (1,321,251)	$ 81,897
Net Income	-	-	458,048	458,048
Balance - end	$ 15,000	$ 1,388,148	$ (863,203)	$ 539,945

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

Trident Partners, Ltd. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

The Company's main office is located in Woodbury, New York and its customers are located throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Revenue from contracts with customers includes commission and concession income and fees from underwritings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade

date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Cash

The Company maintains its demand deposits in high credit quality financial institutions. Balance at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Income Taxes

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement amounts and the tax basis of assets and liabilities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2021, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

4. CLEARING AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

The receivable from the clearing broker arises from the clearing agreement.

5. INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ -
Deferred income tax benefits	-
Income tax expense	$ -

Income tax expense differs from the amount determined by applying the statutory income tax rate to pretax income primarily due to the realization of approximately

$366,000 of net operating loss carryforwards, non-taxable income arising from forgiveness of the Company's PPP loan, and certain non-deductible expenses.

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes.

Significant components of deferred tax assets are as follows:

Deferred tax assets arising from net operating loss carryforward	$	95,000
Deferred tax valuation allowance		(95,000)
Net deferred tax asset	$	-

As of December 31, 2021, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $346,000. The deferred tax asset arising from the net operating loss carryforward of approximately $95,000 at December 31, 2021 has been fully reserved as there is less than a 50% chance of it being realized.

6. 401(k) RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan covering substantially all employees. Eligible participants may make contributions to the plan up to amounts specified in the plan. The Company does not make contributions to the plan.

7. LEASES

The Company leases office space and office equipment under non-cancelable operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability of both leases based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Maturity of the lease liability under the noncancelable operating leases with initial noncancelable terms in excess of one year is as follows:

2022	$	109,807
2023		68,786
2024		8,916
2025		8,916
	$	196,425

Total undiscounted lease payments	$196,425
Less imputed interest	(10,261)
Total lease liability	$186,164
Weighted average remaining lease term:	
Operating leases	1.99 years
Weighted average discount rate:	
Operating leases	6%

The Company's office space lease with initial noncancelable terms in excess of one year requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine a lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2021 was $130,636.

8. CONTINGENCIES

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by regulatory organizations.

The Company has one arbitration with a customer in progress as of December 31, 2021, as defendant. Management of the Company believes that the resolution of this matter will not have a significant adverse effect on the financial position of the Company.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $499,485, which was $399,485 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 77% as of December 31, 2021.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through the date of the independent registered accounting firm report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

11. RELATED PARTY TRANSACTIONS

The Company is affiliated with a sister entity that is a Registered Investment Advisor. The company collects advisory fees generated by the sister Registered

Investment Advisor through the Company's clearing agreement. A balance due to the sister entity of $12,671 arose from advisory fees collected by the Company from its clearing broker that have not yet been remitted to the sister entity.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

12. PAYCHECK PROTECTION PROGRAM LOAN

In April 2020, the Company received a loan of $157,500, which was guaranteed by the U.S. Small Business Administration under the Paycheck Protection Program (PPP). The loan was forgiven in whole on April 7, 2021 and recognized as revenue.

13. ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

TRIDENT PARTNERS, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL

Stockholder's equity	$	539,945
Deductions and/or charges		
Accounts receivable, net of related commissions payable		(3,348)
Prepaid expenses		(37,112)
Net capital before undue concentration and haircuts on securities positions		499,485
Haircuts and undue concentrations		0
NET CAPITAL	$	499,485
AGGREGATE INDEBTEDNESS	$	385,778
MINIMUM NET CAPITAL REQUIRED (6 2.3% OF AGGREGATE INDEBTEDNESS)	$	25,719
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	399,485
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		77%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There were no material differences with respect to the computation of
net capital calculated above and the Company's computation included
in Part IIA of Form X-17a-5, as of December 31, 2021.

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities
Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Trident Partners, LTD.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Trident Partners, LTD. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Trident Partners, LTD. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Trident Partners, LTD. stated that Trident Partners, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception. Trident Partners, LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trident Partners, LTD.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 24, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



TRIDENT PARTNERS

181 Crossways Park Drive • Woodbury, New York 11797
516.681.9100 • 800.341.1990 • Fax 516.681.9891

Exemption Report

To the best of our knowledge and belief,

(1) Trident Partners, Ltd is exempt under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3;

(2) Trident Partners, Ltd met the identified exemption provisions in paragraph (k) (2) (ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Michelle Cerini - FINOP

2/4/2022

Date